Exhibit 99.1

NEWS RELEASE

CONTACT:

Gary S. Maier

(310) 471-1288

HIGHWAY HOLDINGS ANNOUNCES TIMING OF FISCAL 2020 REPORTING

AND ANNUAL MEETING OF SHAREHOLDERS

-Provides Selected Preliminary Unaudited Results for the Fourth Quarter and Fiscal Year-

HONG KONG – July 2, 2020-- Highway Holdings Limited (Nasdaq:HIHO) today announced it expects to report results for its fourth quarter and fiscal year ended March 31, 2020 and to file the company’s Annual Report on Form 20-F by no later than July 31, 2020. The Form 20-F filing period complies with reporting deadlines of the Securities and Exchange Commission, although it will be delayed compared with the company’s accelerated historical reporting timeline. The company also announced it currently expects that its annual meeting of shareholders, which is usually held in August or September in Los Angeles, California, will be held in early October 2020

.

The filing of the Form 20-F and the date of the annual meeting of shareholders are both later than in previous years due to the impact of COVID-19. The global pandemic has created unique challenges this fiscal year, particularly on the year-end audit of the company’s operations in China and Myanmar and the related impact of restrictions on travel to and from Hong Kong and China imposed as a result of COVID-19.

The company today also announced selected preliminary unaudited financial results for its fourth quarter and fiscal year ended March 31, 2020. Notwithstanding the impact of COVID-19 on the company’s operations during the fiscal fourth quarter, net income for this period is expected to be between $380,000 and $580,000 compared with a net loss of $186,000 a year ago. Net income for the fiscal year ended March 31, 2020 is expected to be between $500,000 and $700,000 compared with a net loss of $630,000 a year earlier. Net sales for the fourth quarter and fiscal year ended March 31, 2020 are expected to be approximately $2.9 million and $12.5 million, respectively, compared with $3.8 million and $14.3 million, respectively, a year ago.

About Highway Holdings

Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers -- from simple parts and components to sub-assemblies and finished products. Highway Holdings’ administrative offices are in Hong Kong, and its manufacturing facilities are in Shenzhen in the People’s Republic of China and in Yangon in Myanmar.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company's revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

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